UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of Aug 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ .

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date August 14, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Strategy and Finance

August 14, 2025
Medellin, Colombia

GRUPO CIBEST S.A. RELEASES QUARTERLY REPORT FOR THE SECOND QUARTER OF 2025

On August 6th of 2025, Grupo Cibest S.A. (“Grupo Cibest”) furnished on Form 6-K a press release presenting financial information for the fiscal quarter ended June 30, 2025 (the “Press Release”).

The quarterly report for the fiscal quarter ended June 30, 2025 (the “Quarterly Report”) is furnished with this Form 6-K.

Readers should be aware that the consolidated financial information in the Press Release, and the consolidated financial information in the Quarterly Report for the fiscal quarter ended June 30, 2025, are the same, and the Quarterly Report is being furnished solely to fulfill a legal reporting requirement in Colombia.Readers should also be aware that all financial information of Grupo Cibest that is included in the Quarterly Report was prepared in accordance with international or U.S. standards.

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Quarterly Report
April - June2025

Grupo Cibest S.A.
Address:
Carrera 48 # 26-85
Medellín, Colombia

3

ISSUER’S CURRENT SECURITIES
As of June 30, 2025

Type of Share	Common Share	Preferred Share

Trading System	Stock Exchange	Stock Exchange

Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)

Shares in Circulation	509,704,584	452,122,416

Shareholders	20,116	33,067

Issuance amount	509,704,584	452,122,416

Amount placed	509,704,584	452,122,416

Until May 16, the common and preferred shares of Grupo Cibest were listed on the Colombian Stock Exchange (BVC) under the issuer Bancolombia, with the ticker symbols BCOLOMBIA and PFBCOLOM. Following the corporate structure changes that took place on May 19, these shares became registered under the name Grupo Cibest, with the new ticker CIBEST and PFCIBEST, respectively.
Additionally, Grupo Cibest has a Level III ADR listed on the NYSE. Each ADR represents four preferred shares.
GRUPO CIBEST INTERNATIONAL BONDS IN USD

As of June 30, 2025

Company	Isin	Amount	Interest Rate	Date of Issuance	Maturity Date
Subordinates

Bancolombia	US05968LAK89	USD $462 MM	6.909%	October 18, 2017	October 18, 2027
Bancolombia	US05968LAN29	USD $800 MM	8.625%	June 24, 2024	December 24, 2034

Common
Banistmo	US06034LAB62	USD $400 MM	4.250%	July 31, 2020	July 31, 2027

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ISSUER’S CURRENT SECURITIES	4
I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS	6
Loan Portfolio	6
Funding	7
Shareholders’ Equity	7
Consolidated Income Statement	7
Net Interest Income & Interest Margin	8
Fees And Income From Services	8
Other Operating Income	8
Dividends Received, And Share Of Profits	9
Asset Quality And Provision Charges	9
Operating Expenses	9
Taxes	10
Consolidated Statement Of Income Grupo Cibest	11
Statement Of Financial Position Grupo Cibest	13
Separate Grupo Cibest	15
II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS	16
Consolidated	16
Non-trading Instruments Market Risk Measurement	16
Interest Risk Exposure (Banking Book)	16
Sensitivity To Interest Rate Risk Of The Banking Book	17
Separated	17
III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM	17
Liquidity Risk	17
Consolidated	17
Separated	18
Credit Risk	18
Consolidated	19
Country Risk	19
Consolidated	19
Operational Risk	20
Separated	20
Financial Leverage Risk	20
Separated	20
Other Relevant Risks	20
• Regulatory And Legal Risk	21
Colombia	21

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Panama	21
Guatemala	22
El Salvador	22
• Political Risk	23
Colombia	23
Panama	23
Guatemala	24
El Salvador	24
• Economic And Sectoral Environment	25
Colombia	25
Panama	25
Guatemala	25
El Salvador	26
• Third-party Risks	26
• Model Risk	26
• Cybersecurity And Information Security Risk	27
• Internal Fraud Risk	27
• Risk Of Ftas And Corruption	27
• Risk Of External Fraud	27
IV. MATERIAL MATTERS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER	27
V. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.	32
VI. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION	32
VII. GLOSSARY OF TERMS	33
VIII. ANNEXES	33
I. Condensed Consolidated Interim Financial Statements Cibest Group	33
Ii. Condensed Separated Interim Financial Statements Grupo Cibest	33
I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025.

Loan Portfolio

Gross loan portfolio slightly grew compared to the previous quarter, driven by increases in all loan segments, with the highest percentage growth in the mortgage portfolio. This segment continues the positive trend observed since last year, recording a quarterly increase of 1.3% and an annual increase of 9.8%.

The quarterly and annual increases in the mortgage portfolio are attributed to the interest rate reduction strategy implemented in Colombia since July 2024. In Panama, Guatemala, and El Salvador, there was a slight decrease in the quarter.

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Unlike the previous quarter, the consumer loan portfolio grew, mainly driven by Nequi, extending the trend from the previous quarter, as well as by credit card and payroll products. It is noteworthy that Bancolombia posted increases in the balance for each of the three months that make up the quarter, a contrast to the behavior observed in 2023 and 2024. Likewise, Bancoagrícola continued its growth trend from previous quarters in this portfolio, focusing on higher risk-adjusted return segments. In contrast, Banistmo maintained its downward trend for the last three quarters, due to lower activity in credit card and unsecured loan products.

The commercial loan portfolio posted a slight growth of 0.04% for the quarter and 4.3% year-over-year. While quarterly increases were recorded at Banistmo, Bam, and Bancoagrícola, the moderate growth in Colombia and the appreciation of the Colombian peso limited the consolidated portfolio grow.

On a quarterly basis, Bancolombia grew 1.1% in gross loan portfolio, Bancoagrícola 3.5% (measured in USD), Bam1.4% (measured in USD), while Banistmo posted a decrease of 0.1% (measured in USD).

In 2Q25, the gross loan portfolio increased 0.4% compared to 1Q25 (1.4% excluding the FX effect) and 4.4% compared to 2Q24 (5.0% excluding the FX effect). Over the past twelve months, the peso-denominated portfolio grew 6.9%, while the dollar-denominated portfolio (measured in USD) decreased 0.9%. The Colombian peso appreciated 2.9% against the US dollar during 2Q25, and 1.9% over the last twelve months. The average exchange rate was 0.1% higher in 2Q25 versus the previous quarter, and 7.0% higher year-over-year.

Allowances for loan losses decreased 4.9% during the quarter, totaling COP 14,771 billion, which is equivalent to 5.3% of the gross loan portfolio at the end of the quarter.

Funding

As of the second quarter of 2025, customer deposits totaled COP 282,647 billion, representing 84.9% of total liabilities. This balance reflects a 2.4% increase compared to the previous quarter, mainly driven by higher savings accounts balances, largely explained by a higher remuneration rate at Bancolombia. To a lesser extent, checking accounts also grew, primarily associated with the corporate segment's activity at Bam. Time deposits registered a slight increase of 0.1%, due to the positive performance of the online time deposits product. On an annual basis, deposits grew by 9.6%, with savings accounts showing the highest level of dynamism.

In the funding mix, sight deposits remain as the main source of funding, accounting for 53.5% of the total. Within this category, savings accounts maintained their relevance and increased their share, reaching 41.8% of Grupo Cibest’s total funding during the quarter. Checking accounts also posted a slight increase in participation, while time deposits reduced their contribution given the modest quarterly growth versus total deposits. Finally, other sources of funding increased their quarterly share, mainly driven by the growth in repo operations as a result of liquidity management during the period.

Shareholders’ Equity

Shareholders’ equity attributable at the end of 2Q25 stood at COP 41,294 billion, representing a 1.6% increase compared to 1Q25 and a 5.3% increase versus 2Q24. This growth is explained by higher retained earnings during the quarter.

Consolidated Income Statement

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Net income attributable to equity holders totaled COP 1,791 billion in 2Q25, or COP 1,876.8 per share (USD $1.79 per ADR). Net income increased by 3.1% compared to 1Q25, primarily driven by higher net interest and fee income. The quarterly annualized return on equity (ROE) for Grupo Cibest Consolidated reached 17.5% in 2Q25 and 16.1% over the last 12 months.

Net Interest Income & Interest Margin

Net interest income totaled COP 5,227 billion in 2Q25, reflecting a 3.2% increase compared to 1Q25. This performance was mostly due to loan portfolio interest income growth across all segments, supported by higher balances and improved yield rates against the previous quarter. Interest expense increased slightly, reflecting a higher cost of funds in Colombia, along with an increase in time deposits at Bancolombia, Bancoagrícola, and Banistmo.

Additionally, interest income from debt instruments and valuation of financial instruments reached COP 672 billion, representing a 12.2% increase quarter-over-quarter. This variation was mainly attributable to higher yields on debt securities, associated with active liquidity portfolio management.

The annualized weighted average cost of deposits was 4.18% in 2Q25, up 9 basis points compared to 1Q25.

As a result, the loan portfolio NIM (Net interest margin) reached 7.06% for the quarter, increasing 6 basis points from 1Q25 and decreasing 63 basis points year-over-year. The NIM on investments was 3.38%, up 59 basis points from 1Q25. Finally, the consolidated NIM increased by 14 basis points in the quarter, rising from 6.43% to 6.57%.

Fees and Income from Services

Net fee and service income for 2Q25 amounted to COP 1,092 billion, representing a 7.3% increase compared to 1Q25.

On a quarterly basis, bancassurance revenues posted the strongest growth, driven by the higher origination of the consumer loan portfolio; additionally, there was a moderate increase in debit and credit card fees, and commercial establishments, due to higher transaction volumes during the period compared to 1Q25.

Fee expenses grew during the quarter, mainly explained by increased payments to franchises due to a greater transaction volume in banking services, as well as higher outflows to banking agents driven by an increased level of transactions through this channel.

Other Operating Income

Total other operating income amounted to COP 831 billion in 2Q25, representing a 0.7% decrease compared to the first quarter of the year and a 12.1% increase compared to 2Q24. This decrease is mainly due to the net effect of foreign exchange derivatives and foreign exchange, resulting from the variation in the exchange rate during the period, an effect partially offset by a revaluation of investment properties in FCP Fondo Inmobiliario Colombia, driven by UVR indexation and new property appraisals. It is worth noting the increase in income from hedging derivatives offered to clients, associated with greater market uncertainty.

On the other hand, operating lease income totaled COP 434 billion in the second quarter, representing a 3.3% decrease compared to the previous quarter. This decline was mainly due to a reduction in vehicle leasing in Renting Colombia S.A.S.

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Dividends Received, and Share of Profits

Total dividend and other net income from equity investments for 2Q25 amounted to COP 121 billion, representing an 11.6% decrease compared to 1Q25 and a 153.8% increase versus 2Q24. The quarterly decrease was mainly due to lower income from the equity method in P.A. Viva Malls, while the annual increase was explained by a base effect, as in 2Q24 there was an impairment of associates and joint ventures related to Tuya S.A. based on market valuation.

Asset Quality and Provision Charges

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 12,401 billion at the end of 2Q25, representing 4.54% of total gross loans, while 90-day past-due totaled COP 8,717 billion, accounting for 3.19%. The decrease in the 30-day indicator was mainly attributable to improved performance in the retail segment at Bancolombia S.A. and Banistmo. On the other hand, the slight increase in the 90-day ratio was driven by a higher balance of the consumer portfolio entering past-due at Banco Agricola.

Coverage, measured as the ratio of loan loss reserves (principal) to past due loans (over 30 days), stood at 107.7% at the close of 2Q25, down from 111.2% in 1Q25. Loan deterioration (new past due loans) during 2Q25 was COP 1,376 billion. The higher value compared to 1Q25 was mainly explained by the consumer portfolio at Bam.

Provision charges (after recoveries) totaled COP 1,096 billion in 2Q25, a decrease of 0.3% compared to 1Q25. During the quarter, the positive outlook for loan quality persisted, reflected by a widespread decrease in provision expenses across most segments and geographies. However, there were some exceptions in the retail segment at Banco Agricola and Bam, and specific clients in Banistmo. Additionally, there was an increase in provisions related to models and macroeconomic forecasts, explained by methodological updates and adjustments in economic expectations across all regions.

Provisions as a percentage of average gross loans, quarterly annualized, were 1.57% for 2Q25 and 1.71% for the last 12 months. Grupo Cibest consolidated maintains a balance supported by an adequate level of past-due loan reserves. Loan loss provisions (for the principal) totaled COP 13,358 billion, or 4.9% of gross loans as of the end of 2Q25, decreasing compared to 1Q24.

Stage 2+3 loan portfolio continued to decrease compared to the previous quarter, mainly driven by the positive performance of the portfolios, especially at Bancolombia and Banistmo, with the respective coverage level remaining stable.

Operating Expenses

During 2Q25, operating expenses totaled COP 3,691 billion, reflecting a 5.7% increase compared to 1Q25 and an 11.8% growth versus 2Q24.

The efficiency ratio was 50.7% in 2Q25 and 50.2% over the last twelve months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,575 billion in 2Q25, representing a 2.9% increase over 1Q25, primarily due to higher bonus payments.

Compared to 2Q24, personnel expenses rose by 16.8%, mainly as a result of the annual salary adjustment and increased bonuses. In line with the higher profits year-to-date.

9

General expenses totaled COP 2,115 billion for the quarter, representing a 7.8% increase over the previous quarter and an 8.4% rise compared to the second quarter of 2024. The quarterly increase was largely due to the financial transaction tax associated with the one-time payment of ordinary and extraordinary dividends, , as well as fees associated with the corporate evolution towards Grupo Cibest consolidated. On an annual basis, the increase was also mainly explained by fees related to the corporate evolution towards Grupo Cibest consolidated and higher technology licensing and maintenance costs.

As of June 30, 2025, Grupo Cibest consolidated had 33,993 employees, 850 branches, 6,105 ATMs, 35,235 banking agents, and more than 33 million clients.

Taxes

Grupo Cibest consolidated recorded an income tax expense of COP 655 billion, resulting in an effective tax rate of 28%. This outcome was driven by tax benefits in Colombia related to exempt income from the mortgage portfolio for social housing, investments in productive fixed assets, and investments in non-conventional renewable energy. Additionally, fiscal benefits in Guatemala, El Salvador, and Panama contributed, mainly due to exempt income from returns on securities issued by the respective governments.

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Consolidated Statement of Income Grupo Cibest

CONSOLIDATED STATEMENT OF INCOME	As of		Change				Change
(COP million)	Jun-24	Jun-25	Jun-25 / Jun-24	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
Interest income and expenses
Interest on loans and financial leases
Commercial	8,358,202	7,741,324	-7.38%	4,160,195	3,828,165	3,913,159	2.22%	-5.94%
Consumer	4,340,212	3,983,079	-8.23%	2,188,049	1,977,301	2,005,778	1.44%	-8.33%
Small business loans	104,983	132,423	26.14%	51,279	61,442	70,981	15.53%	38.42%
Mortgage	2,032,457	2,201,429	8.31%	1,019,405	1,096,470	1,104,959	0.77%	8.39%
Financial leases	1,872,129	1,610,868	-13.96%	917,304	800,230	810,638	1.30%	-11.63%
Total interest income on loans and financial leases	16,707,983	15,669,123	-6.22%	8,336,232	7,763,608	7,905,515	1.83%	-5.17%
Interest income on overnight and market funds	126,418	93,453	-26.08%	64,595	50,969	42,484	-16.65%	-34.23%
Interest and valuation on financial instruments
Interest on debt instruments using the effective interest method	497,912	471,841	-5.24%	240,138	233,730	238,111	1.87%	-0.84%
Valuation on financial instruments
Debt investments	583,100	841,175	44.26%	284,827	399,865	441,310	10.36%	54.94%
Derivatives	(12,274)	(52,303)	326.13%	(18,588)	(42,830)	(9,473)	-77.88%	-49.04%
Repos	159,184	(28,094)	-117.65%	50,792	(11,265)	(16,829)	49.39%	-133.13%
Others	(21,454)	38,197	-278.04%	(14,521)	19,382	18,815	-2.93%	-229.57%
Total valuation on financial instruments	708,556	798,975	12.76%	302,510	365,152	433,823	18.81%	43.41%
Total Interest on debt instruments and valuation on financial instruments	1,206,468	1,270,816	5.33%	542,648	598,882	671,934	12.20%	23.83%
Total interest and valuation on financial instruments	18,040,869	17,033,392	-5.58%	8,943,475	8,413,459	8,619,933	2.45%	-3.62%
Interest expense
Borrowings from other financial institutions	(734,351)	(518,020)	-29.46%	(332,778)	(272,541)	(245,479)	-9.93%	-26.23%
Overnight funds	(10,012)	(14,471)	44.54%	(5,459)	(6,245)	(8,226)	31.72%	50.69%
Debt securities in issue	(595,519)	(415,995)	-30.15%	(310,348)	(208,711)	(207,284)	-0.68%	-33.21%
Deposits	(6,235,521)	(5,692,598)	-8.71%	(3,047,647)	(2,803,210)	(2,889,388)	3.07%	-5.19%
Preferred shares	(28,650)	(28,650)	0.00%	(13,813)	(14,837)	(13,813)	-6.90%	0.00%
Lease liabilities	(68,723)	(55,459)	-19.30%	(35,509)	(33,829)	(21,630)	-36.06%	-39.09%
Other interest	(23,189)	(17,275)	-25.50%	(11,332)	(10,086)	(7,189)	-28.72%	-36.56%
Total interest expenses	(7,695,965)	(6,742,468)	-12.39%	(3,756,886)	(3,349,459)	(3,393,009)	1.30%	-9.69%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	10,344,904	10,290,924	-0.52%	5,186,589	5,064,000	5,226,924	3.22%	0.78%

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Credit impairment charges on loans and advance and financial leases	(3,352,038)	(2,578,487)	-23.08%	(1,848,078)	(1,274,877)	(1,303,610)	2.25%	-29.46%
Recovery of charged - off loans	394,114	416,868	5.77%	225,017	171,353	245,515	43.28%	9.11%
Credit impairment charges on off balance sheet credit instruments	11,904	(26,653)	-323.90%	5,068	(5,710)	(20,943)	266.78%	-513.24%
Credit impairment charges/recovery on investments	12,257	(7,612)	-162.10%	(790)	9,685	(17,297)	-278.60%	2089.49%
Total credit impairment charges, net	(2,933,763)	(2,195,884)	-25.15%	(1,618,783)	(1,099,549)	(1,096,335)	-0.29%	-32.27%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	7,411,141	8,095,040	9.23%	3,567,806	3,964,451	4,130,589	4.19%	15.77%
Fees and commission income
Banking services	538,362	595,241	10.57%	289,528	293,287	301,954	2.96%	4.29%
Credit and debit card fees and commercial establishments	1,581,663	1,689,363	6.81%	796,641	829,936	859,427	3.55%	7.88%
Brokerage	20,686	21,163	2.31%	13,735	9,740	11,423	17.28%	-16.83%
Acceptances, Guarantees and Standby Letters of Credit	55,375	54,030	-2.43%	27,985	28,976	25,054	-13.54%	-10.47%
Trust	272,014	317,908	16.87%	135,747	156,208	161,700	3.52%	19.12%
Placement of securities and investment banking	47,069	22,377	-52.46%	35,975	5,050	17,327	243.11%	-51.84%
Bancassurance	494,385	500,849	1.31%	286,073	226,643	274,206	20.99%	-4.15%
Payments and Collections	505,422	541,100	7.06%	265,605	263,664	277,436	5.22%	4.45%
Others	184,962	219,154	18.49%	96,757	107,731	111,423	3.43%	15.16%
Total fees and commission income	3,699,938	3,961,185	7.06%	1,948,046	1,921,235	2,039,950	6.18%	4.72%
Fees and commission expenses
Banking services	(808,218)	(960,463)	18.84%	(426,369)	(466,832)	(493,631)	5.74%	15.78%
Sales, collections and other services	-436239	-450303	3.22%	-228748	-223097	-227206	1.84%	-0.67%
Bank correspondents	(296,448)	(311,734)	5.16%	(188,367)	(148,996)	(162,738)	9.22%	-13.61%
Others	(104,169)	(129,037)	23.87%	(62,764)	(64,542)	(64,495)	-0.07%	2.76%
Fees and commission expenses	(1,645,074)	(1,851,537)	12.55%	(906,248)	(903,467)	(948,070)	4.94%	4.61%
Total fees and comissions, net	2,054,864	2,109,648	2.67%	1,041,798	1,017,768	1,091,880	7.28%	4.81%
Other operating income
Derivatives FX contracts	62,225	(127,091)	-304.24%	160,894	(11,917)	(115,174)	866.47%	-171.58%
Net foreign exchange	100,826	468,458	364.62%	(17,357)	213,211	255,247	19.72%	-1570.57%
Hedging	—	(2,908)	100.00%	623	(3,233)	325	110.05%	-47.83%
Leases	902,031	882,144	-2.20%	441,935	448,497	433,647	-3.31%	-1.88%
Gains (or losses) on sale of assets	32,995	107,091	224.57%	15,090	49,760	57,331	15.22%	279.93%
Other reversals	18,453	4,512	-75.55%	4,723	1,829	2,683	46.69%	-43.19%
Others	253,883	335,085	31.98%	135,176	138,424	196,661	42.07%	45.49%

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Total other operating income	1,370,413	1,667,291	21.66%	741,084	836,571	830,720	-0.70%	12.10%
Dividends received, and share of profits of equity method investees
Dividends	33,867	31,403	-7.28%	23,867	4,967	26,436	432.23%	10.76%
Equity investments	(8,183)	27,765	-439.30%	(5,701)	19,848	7,917	-60.11%	-238.87%
Equity method	133,312	199,668	49.77%	56,023	112,510	87,158	-22.53%	55.58%
Others	13,520	(160)	-101.18%	13,520	—	(160)	100.00%	-101.18%
Total dividends received, and share of profits of equity method investees	(140,768)	258,676	-283.76%	(225,575)	137,325	121,351	-11.63%	-153.80%
Total operating income, net	10,695,650	12,130,655	13.42%	5,125,113	5,956,115	6,174,540	3.67%	20.48%
Operating expenses
Salaries and employee benefits	(2,376,018)	(2,585,814)	8.83%	(1,194,440)	(1,280,879)	(1,304,935)	1.88%	9.25%
Bonuses	(307,329)	(519,864)	69.16%	(153,956)	(249,645)	(270,219)	8.24%	75.52%
Other administrative and general expenses	(2,492,765)	(2,796,090)	12.17%	(1,288,226)	(1,339,181)	(1,456,909)	8.79%	13.09%
Taxes other than income tax	(780,826)	(746,403)	-4.41%	(389,932)	(356,466)	(389,937)	9.39%	—%
Impairment, depreciation and amortization	(533,744)	(534,801)	0.20%	(273,482)	(266,257)	(268,544)	0.86%	-1.81%
Total operating expenses	(6,490,682)	(7,182,972)	10.67%	(3,300,036)	(3,492,428)	(3,690,544)	5.67%	11.83%
Profit before tax	4,204,968	4,947,683	17.66%	1,825,077	2,463,687	2,483,996	0.82%	36.10%
Income tax	(1,058,203)	(1,353,962)	27.95%	(363,323)	(698,912)	(655,050)	-6.28%	80.29%
Net income	3,146,765	3,593,721	14.20%	1,461,754	1,764,775	1,828,946	3.64%	25.12%
Non-controlling interest	(43,519)	(64,754)	48.79%	(21,980)	(27,111)	(37,643)	38.85%	71.26%
Net income attributable to equity holders of the Parent Company	3,103,246	3,528,967	13.72%	1,439,774	1,737,664	1,791,303	3.09%	24.42%

Statement of financial position Grupo Cibest

CONSOLIDATED STATEMENT OF FINANCIAL POSITION				Change			% of
(COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	21,374,700	20,493,453	24,244,363	18.30%	13.43%	6.46%
Interbank borrowings	3,717,447	4,345,084	4,375,272	0.69%	17.70%	1.17%
Reverse repurchase agreements and other similar secured lend	6,373,029	3,436,757	2,735,369	-20.41%	-57.08%	0.73%
Financial assets investment	30,573,634	36,394,058	40,910,075	12.41%	33.81%	10.90%
Derivative financial instruments	3,444,239	2,529,449	3,239,291	28.06%	-5.95%	0.86%
Loans and advances to customers	268,108,682	278,523,005	279,771,687	0.45%	4.35%	74.56%
Allowance for loan and lease losses	(16,680,835)	(15,532,803)	(14,771,088)	-4.90%	-11.45%	-3.94%

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Investment in associates and joint ventures	2,850,311	2,962,639	3,045,408	2.79%	6.84%	0.81%
Goodwill and Intangible assets, net	9,191,298	9,301,046	9,056,528	-2.63%	-1.47%	2.41%
Premises and equipment, net	6,048,006	5,708,321	5,608,169	-1.75%	-7.27%	1.49%
Investment property	5,423,018	5,608,037	5,761,117	2.73%	6.23%	1.54%
Right of use assets	1,668,641	1,725,559	1,525,340	-11.60%	-8.59%	0.41%
Prepayments	839,285	988,935	923,716	-6.59%	10.06%	0.25%
Tax receivables	1,993,175	1,303,756	1,832,435	40.55%	-8.06%	0.49%
Deferred tax	796,955	692,119	639,837	-7.55%	-19.71%	0.17%
Assets held for sale and inventories	993,902	816,077	816,784	0.09%	-17.82%	0.22%
Other assets	5,483,585	4,829,819	5,536,423	14.63%	0.96%	1.48%
Total assets	352,199,072	364,125,311	375,250,726	3.06%	6.55%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	257,869,276	276,030,117	282,647,329	2.40%	9.61%	75.32%	84.91%
Interbank Deposits	511,000	634,414	811,328	27.89%	58.77%	0.22%	0.24%
Derivative financial instrument	3,680,218	2,516,148	3,524,458	40.07%	-4.23%	0.94%	1.06%
Borrowings from other financial institutions	12,938,759	11,899,337	11,431,252	-3.93%	-11.65%	3.05%	3.43%
Debt securities in issue	16,107,674	10,878,328	10,388,366	-4.50%	-35.51%	2.77%	3.12%
Lease liability	1,817,740	1,857,875	1,635,793	-11.95%	-10.01%	0.44%	0.49%
Preferred shares	555,152	541,340	555,152	2.55%	0.00%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	594,983	1,265,728	3,940,354	211.31%	562.26%	1.05%	1.18%
Current tax	695,645	755,481	1,248,967	65.32%	79.54%	0.33%	0.38%
Deferred tax	2,128,321	2,734,413	2,771,024	1.34%	30.20%	0.74%	0.83%
Employees benefit plans	895,682	941,706	928,875	-1.36%	3.71%	0.25%	0.28%
Other liabilities	14,199,672	12,381,389	12,983,542	4.86%	-8.56%	3.46%	3.90%
Total liabilities	311,994,122	322,436,276	332,866,440	3.23%	6.69%	88.71%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.13%
Additional paid-in-capital	4,857,454	4,857,454	4,857,491	0.00%	0.00%	1.29%
Appropriated reserves	22,632,835	24,302,796	23,702,075	-2.47%	4.72%	6.32%
Retained earnings	5,779,197	5,299,318	7,094,311	33.87%	22.76%	1.89%
Accumulated other comprehensive income, net of tax	5,469,515	5,693,944	5,159,284	-9.39%	-5.67%	1.37%
Stockholders’ equity attributable to the owners of the parent company	39,219,915	40,634,426	41,294,075	1.62%	5.29%	11.00%
Non-controlling interest	985,035	1,054,609	1,090,211	3.38%	10.68%	0.29%
Total liabilities and equity	352,199,072	364,125,311	375,250,726	3.06%	6.55%	100.00%

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Separate Grupo Cibest

At the end of the second quarter of 2025, Grupo Cibest S.A.’s total assets reached COP 45.4 trillion, mainly explained by the recognition of investments in subsidiaries resulting from the corporate evolution process. Liabilities totaled COP 3.58 trillion, primarily due to the recognition of financial obligations and deferred tax liabilities, also associated with this evolution. Shareholders’ equity stood at COP 41.86 trillion, with the increase mainly driven by the incorporation of retained earnings and current year profits, along with higher accumulated other comprehensive income, reflecting the equity effects of the reorganization.

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II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS
Market risk refers to the risk of losses due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.
Consolidated
The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of December 31, 2024.
The guidelines, policies and methodologies for market risk management are maintained in accordance with what was revealed for Grupo Bancolombia as of December 31, 2024.
Total market risk exposure of Grupo Cibest Consolidated decreased by 25.4%, from COP 1,697,566 millions in December 2024 to COP 1,266,436 millions in June 2025. This variation is primarily explained by a lower exposure to the foreign exchange risk factor, due to a reduction in positions denominated in U.S. dollars. Conversely, the interest rate risk factor increased, driven by higher exposure to private debt securities and foreign currency bonds. The stock price risk factor also rose, associated with greater exposure to equity instruments within the broker-dealer’s portfolio. Lastly, the collective investment funds risk factor recorded an increase, explained by the appreciation of the Fondo Inmobiliario Colombia.

Market risk exposure has been maintained within the approved levels, it is permanently monitored by Senior Management, and is a tool for decision-making that allows preserving the stability of Grupo Cibest Consolidated.

Non-trading Instruments Market Risk Measurement
The main risk exposure in the banking book is interest rate risk, which refers to the likelihood of unexpected changes in net interest income or in the economic value of equity as a result of fluctuations in market interest rates. Changes in interest rates affect Grupo Cibest Consolidated’s income due to mismatches in the repricing of assets and liabilities. The management interest rate risk arising from banking activities in non-tradable instruments by analyzing interest rate mismatches between interest rate-sensitive assets and liabilities, and by estimating the impact on the net interest margin and the economic value of equity. Foreign exchange exposures that arise in the banking book are transferred to the treasury book for management.

Interest Risk Exposure (Banking Book)
Grupo Cibest Consolidated conducts an interest rate risk sensitivity analysis by estimating the impact on the net interest margin of each position in the banking book using a repricing model and assuming a positive parallel shift of 100 basis points in interest rates.

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The principles and guidelines for interest rate risk management in the banking book remain consistent with those disclosed for Grupo Bancolombia as of December 31, 2024.

Sensitivity To Interest Rate Risk Of The Banking Book
As of June 30, 2025, the net sensitivity of the banking book in local currency to a parallel shift of 100 basis points in interest rates was COP 360,797 millions, representing an increase of COP 13,549 millions compared to December 2024. This increase was mainly driven by a higher balance of variable-rate loans, partially offset by the implementation of hedge accounting strategies and the growth in Certificates of Term Deposit (CDTs) with maturities of less than one year.

Meanwhile, the sensitivity of the Net Interest Margin (NII) in foreign currency to a parallel shift of 100 basis points in interest rates increased by USD 7.89 millions between December 31, 2024, and June 30, 2025, reaching USD 1.06 millions. This increase was primarily explained by significant loan portfolio growth in Banistmo and Bancolombia Panama. However, this effect was partially offset by the rise in deposit accounts at Bam and in Grupo Cibest Consolidated’s CDTs, which helped reduce the net impact on NII sensitivity.

Separated

Grupo Cibest measures market risk exposure using a Value at Risk (VaR) methodology based on weighted historical simulation, with a 99% confidence level and a 10-day time horizon.

As of June 30, 2025, Grupo Cibest’s exchange rate VaR amounted to COP 1.6 trillion, driven by exposure to the U.S. dollar.

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk is understood as the inability to fully and timely meet payment obligations on their due dates due to insufficient liquid resources and/or the need to incur excessive funding costs. Situations such as downgrades in Grupo Cibest Consolidated’s credit ratings would increase the cost of funds and hinder its ability to attract deposits or renew maturing debt.

Consolidated
The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025.
The principles and guidelines for liquidity risk management remain consistent with those disclosed for Grupo Bancolombia as of March 31, 2025.
During the analysis period, Grupo Cibest Consolidated maintained sufficient liquidity levels, which allowed it to meet all internal and regulatory indicators. Additionally, liquidity monitoring did not report any alerts

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indicating potential risk, and liquid assets comfortably exceeded the established limits to cover the liquidity requirements.

The coverage ratio decreased from 247.07% in March 2025 to 236.56% in June 2025. This variation was mainly explained by an increase in the 30-day liquidity requirements of Bancolombia and Bancolombia Panama, as a result of higher projections for term deposits (CDTs) and interbank loans, respectively.

Separated

To estimate liquidity risk, a cash flow is calculated to ensure that liquid assets held are sufficient to cover potential net cash outflows in 30 days. The liquidity indicator is presented as follows:

Liquidity Coverage Ratio	June 30th, 2025
In millions of COP
Net cash outflows into 30 days	19,162
Liquid Assets	5,264
Liquidity coverage ratio	24,426

Contractual maturities of financial assets and liabilities

Contractual maturities of principal on financial assets are presented below:

Contractual maturities of assets at June 2025

Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of Colombian Pesos
Cash and cash equivalents	5,414	0	0	0	0
Securities	1,440,402	41,116	0	0	0
Total Assets	1,445,816	41,116	0	0	0

Contractual maturities of principal on liabilities are presented below:

Contractual maturities of liabilities at June 2025

Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of Colombian Pesos
Financial obligations	0	1,461,011	0	0	0
Preferred stock	0	555,152	0	0	0
Total Liabilities	0	2,016,163	0	0	0

CREDIT RISK

Credit risk represents the likelihood that Grupo Cibest Consolidated may incur financial losses due to a counterparty, issuer, or debtor failing to meet their contractual obligations. It also encompasses losses resulting

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from credit rating downgrades, reduced earnings and returns, concessions granted during debt restructurings, and recovery-related costs. As the most significant risk inherent to banking operations, credit risk is actively managed throughout each phase of the credit cycle.

Consolidated
The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025.

The first half of 2025, moderate and stable economic growth was observed in Colombia in contrast to the mixed dynamics observed in Central America, where Panama and Guatemala showed strong growth, while El Salvador saw a slowdown compared to march 2025. In Colombia, the positive performance of service sectors such as commerce, entertainment, and transportation has been supported by the gradual reduction in interest rates and the deceleration of inflation, which in turn has sustained robust household consumption. However, the uncertainty caused by volatility in global markets, a consequence of the trade and tariff policies of the United States and the ongoing conflict in the Middle East, continues to affect investment decisions, impacting overall economic activity.

In response to this situation, Grupo Cibest Consolidated has maintained support for its clients with the aim of ensuring proactive credit risk management and evaluating specific conditions and requests to meet their credit needs, as well as developing methodologies, tools, and models to optimize collections. The monitoring and review of credit portfolios from different perspectives continue to be a key factor in identifying and enhancing the implementation of proactive strategies at various stages of the credit cycle.

Grupo Cibest Consolidated´s loan portfolio as of June 2025, compared to March 2025, showed a slight increase of 0.45% in the consolidated portfolio balance in pesos. This growth was achieved despite the revaluation of the peso against the dollar, which impacted the portfolio’s value when expressed in that currency. However, the increase in disbursements was due particularly in the corporate commercial portfolio across all geographies where it operates, as well as in the mortgage portfolio in Colombia, contributed to maintaining the overall stability of the loan portfolio..

The 30-day past due loan ratio (consolidated) at stood at 4.94% as of June 2025, showing a decrease compared to 5.05% in March 2025. The level of the bank´s non-performing loans is mainly impacted by the improvement in the quality of the retail loan portfolio, particularly in consumer and mortgage products. The management of all portfolios continues across the different stages of the credit cycle to anticipate the materialization of risks, designing containment and recovery strategies for the loan portfolio.

The credit cost for Grupo Cibest Consolidated in the second quarter of 2025 was 1.6%, remaining in line with the figure recorded in March of the same year. This result reflects the strong performance across all portfolios.

COUNTRY RISK

This risk refers to the possibility of Grupo Cibest Consolidated incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

Consolidated

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The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025.
The guidelines, policies and methodologies for country risk management are maintained in accordance with what was revealed for Grupo Bancolombia as of March 31, 2025.

At of the end of June 2025, compared to March 2025, no alerts were reported for any of the investments subject to country risk. Likewise, there were no downgrades in the country risk ratings of the countries where the Group holds such investments. Within Grupo Cibest Consolidated, the portfolio of investments subject to country risk assessment has undergone a reallocation of investment companies. Additionally, the value of the investments that remain in the portfolio has declined due to revaluation factors.

OPERATIONAL RISK

Operational risk is the likelihood that Grupo Cibest will incur losses as a result of failures or inadequacies in systems, processes, people, infrastructure, or due to external causes or events. Operational risk may also arise from failures in the models or management information used by the organization.

Separated
Grupo Cibest has an operational risk management system, which aims to adequately manage risks to minimize, avoid, or reduce the occurrence of adverse events and/or reduce their consequences or costs if they do occur.
Realized losses during the second quarter of 2025 amounted to COP 70,245 millions.

FINANCIAL LEVERAGE RISK

Separated

Grupo Cibest monitors its financial structure using the double leverage ratio, a key indicator that reflects the level of indebtedness used to finance investments in subsidiaries. This metric helps assess the risk that the holding company may face financial strain or solvency issues when such investments are primarily funded through debt, creating a two-tier leverage structure:

•At the holding company level, where debt is incurred to invest in subsidiaries.
•At the subsidiary level, where each entity may also carry its own debt.

As of June 2025, the Grupo Cibest’s double leverage ratio stood at 104.8%, based on the book value of investments in subsidiaries of COP 43,885 billion, compared to Grupo Cibest’s accounting equity of COP 41,862 billion.

This level remains within the internal thresholds established by management and is subject to continuous monitoring as part of the Grupo Cibest's financial risk management practices.

OTHER RELEVANT RISKS

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The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025:

•Regulatory and Legal Risk

During the second quarter of 2025, relevant regulatory changes were recorded in Colombia, Panama, Guatemala, and El Salvador that could have fiscal, accounting, and operational implications.

Colombia

For the second quarter of 2025, significant regulatory movements were registered in Colombia. Firstly, the Congress of the Republic approved the labor reform bill. Although the final version differs from the draft originally submitted by the National Government, it remains one of the administration’s priority initiatives, aimed at reaffirming workers’ rights in areas such as working hours, employment arrangements, and compensation. The direct effects on Bancolombia’s operations will impact certain operational fronts, particularly regarding the dissemination of information and the safeguarding of labor rights for employees. Additionally, the reform may lead to increased operational expenses arising from: (i) services contracted through outsourcing; and (ii) adjustments to the employment arrangements for SENA1 apprentices. Indirectly, various analysts have indicated that, at the national level, this reform could negatively affect unemployment and informality rates, which in turn may deteriorate credit demand and borrowers’ repayment capacity.

Secondly, the URF2 has published a second version of the Draft Decree that would implement the mandatory Open Finance system in Colombia. This version raises several concerns for supervised entities: i) the scheme of responsibility in the process of access and processing of data by unsupervised third parties is not clear, although a model of registration in a directory and the validation of access requirements by the so-called trusted third parties (infrastructure providers) are defined; ii) a free model is proposed, which would prevent charging for access to information or any other concept aimed at recovering the investments made for the implementation and maintenance of the data infrastructure of the providers; and iii) there is no legal certainty about the application of the principle of reciprocity, where some actors could use data from the system without being obliged to provide information to it.
Thirdly, the Financial Superintendence of Colombia has released two versions of a draft regulation that seeks to enable financial institutions to manage environmental and social risks, and evaluate their impact on the financial situation and the resilience of the business model. Although the latest version is clear that these risks should not be managed within the Comprehensive Risk Management System (SIAR), the management of social and environmental risks is still in the early stages in the country. This represents a significant challenge for supervised entities, as it is not aligned with international trends, where supervisors have opted for approaches based on recommendations and guidelines, instead of strict regulations, and even in curbing this type of measures when referring to financial activity.

Panama

Law 468 of 2025 was approved, which updates the preferential interest regime for loans for the first home for up to USD $120,000 (limiting its use to a single time and seeking an adjustment of the fiscal accounts), with a
1 SENA: National Service of Learning. A public institution in charge of offering comprehensive vocational training for workers, young people and adults, with the aim of contributing to the social, economic and technological development of the country.
2 URF: Regulatory Projection and Financial Regulation Studies Unit

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rate lower than the commercial rate. Its application was suspended until January 1, 2026 due to difficulties in its implementation, temporarily maintaining the previous preferential interest regime for some mortgage loans.
Decree 462 of 2025 was issued, which modifies the Organic Law of the Social Security Fund, including:

•Changes in the retirement structure and staggered increase in the employer's contribution (2025–2029).
•Creation of a single system of solidarity capitalization with two components: one non-contributory and the other contributory (CCS).
•Possibility of investing up to 10% of the fund in private entities, and the remaining 90% in state banks.

Guatemala

The Constitutional Court provisionally suspended Decree 31-2024, which established the mandatory use of the NIT as a unique identifier, generating legal uncertainty about its implementation.

In addition, the Monetary Board issued Resolution JM-56-2025, which introduced adjustments to the Credit Risk Management Regulations (JM-47-2022), including: i) Extension of terms for provisions; ii) Gradualness in the requirement of Financial Statements audited under ISA 700; iii) Exclusion of back-to-back self-liquidating transactions from the dynamic provisioning requirement; iv) Possibility of applying internal methodologies under control conditions, and a minimum base of 85% of reserves calculated in accordance with the annex to the regulations (JM-47-2022). These changes seek to have a progressive impact on its implementation.

Relevant legislative initiatives were presented, such as:

•Cryptocurrency Law (Initiative 6538): regulates digital assets as a means of voluntary payment.
•Anti-Money Laundering Law (Initiative 6593): expands obligated entities in accordance with GAFILAT standards.
•Telework Law: establishes labor rights and promotes rural employment.
•Credit Relief Initiative: proposes temporary mechanisms for people who are over-indebted (in the initial phase).
It is highlighted that the Congress of the Republic has had a low legislative productivity so far in 2025, marked by a lack of consensus, absence of quorum and scarce convening of plenary sessions. This generates an environment of regulatory uncertainty because the proposals for initiatives do not advance, so their effective adoption in the short term is uncertain.

El Salvador

During the quarter, some regulatory advances were highlighted, such as: i) the voluntary implementation of IFRS in sustainability (S1 and S2); ii) the increase in the minimum wage; iii) a bill to stabilize the financial system that seeks to increase insurance premiums on deposits; iv) Proposal to authorize Investment Banking entities that integrate banking operations and digital asset service providers into a license, v) as well as the operational processes for the implementation of the Data Protection Law, and the regulation on cybersecurity and artificial intelligence.

On the other hand, the Foreign Agents Law was passed along with its regulations, aimed primarily at NGOs and foreign-funded actors that can influence the country. Although it does not apply directly to the financial sector, banks must act as withholding agents for the tax on financial transactions related to these subjects, which implies operational adjustments.

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In line with the agreements with the IMF3, two technical standards on liquidity for financial institutions were approved. The first (NRP-87) requires banks to reach 3% in liquid assets with respect to their daily balances, within a 16-month period between April 2025 and May 2026. The second (NPBT-14) establishes a temporary increase in the liquidity reserve for eight fourteen-quarters, between January and May 2025, with a discount of 68% on the cash balance reported as of September 30, 2022. Bancoagrícola meets both requirements.

•Political risk

During the second quarter of 2025, several factors were identified that could represent relevant political risks for the countries of Colombia, Panama, Guatemala, and El Salvador.

Colombia

In terms of political risk, two risks associated with the country's fiscal situation could be faced: i) a new tax reform focused on eliminating tax benefits and particularly, exemptions from VAT, income tax, taxes on hydrocarbons, inheritances, remittances, as well as making permanent the taxes of the economic emergency of Catatumbo (stamp duty, VAT on online games of luck and chance and imports of hydrocarbons); and (ii) the implications it would have on the organization's debt ratings and the downgrade of the country's debt ratings.

These risks arise as a result of the complex fiscal situation faced by the government that led it to activate the escape clause of the fiscal rule. This legal mechanism allows the Ministry of Finance to suspend the application of the fiscal rule formula, with which the fiscal deficit could reach up to 7.1% of GDP in 2025 (vs. 5.1% proposed in the Financial Plan presented at the beginning of the year) and public spending would rise by COP $20 billion. In addition, the 2025 Medium-Term Fiscal Framework presented in June, points to the need to process a tax reform for around COP $25 billion.

After the signing of the credit pact between the government and the credit institutions, the President of the Republic has been signaling his disagreement with the amounts disbursed for the so-called popular economy (approximately 35% of the target), which suffers from a delay in disbursements compared to the other sectors (approximately 55% of the target) and insisting on an idea already mentioned above of processing a bill that would create forced investments for the financial sector that allow a greater distribution of resources to these segments of the population. In this regard, the Financial Superintendent has pointed out the existence of difficulties in measuring which credits are classified in this category, implying that it is possible that this amount is underestimated since it is confused with consumer credit in terms of its destination, and it is unlikely that the idea of forced investments will materialize.

In geopolitical matters, relations with the United States, Colombia's main trading partner, continue to go through a complex period, and some fronts could be affected by the interaction between the leaders of both countries. The country's economic conditions could have an impact on account of a reduction in foreign aid from the United States, motivated by the budget cuts that the government of this country intends to make and a possible decertification of Colombia in the fight against drugs. Colombia is also one of the countries whose products face 10% tariffs in the United States. it may affect companies that trade in the international market and the country's external accounts. However, opportunities to compete with countries facing higher tariffs, such as Brazil, may also present themselves on that front.

Panama

During the inauguration of the new U.S. government, the interest on the part of that country to retake control of the Panama Canal was mentioned. This situation generated uncertainty in the Panamanian financial markets, falls in consumer confidence and investor confidence. However, after some official visits by the U.S., a
3 IMF: International Monetary Fund.

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memorandum of understanding was signed between the two countries, in which it is clear that the sovereignty of the Panama Canal will be respected and a program of collaboration and military support was established between the two nations, without affecting Panama's sovereignty.

On the other hand, the Reform of the Social Security Fund (CSS) strengthened the pension system, increased employer contributions and facilitated labor formalization. It had positive fiscal effects that contributed to maintaining the country's investment grade.

During the months of May and June, there were intense social protests, especially in Bocas del Toro, which caused the departure of the banana company Chiquita, affecting 5 thousand jobs and banana exports. The tourism sector was also affected. The situation has normalized in most of the country since June.

Panama was excluded from the EU Risk List of countries with a high risk of money laundering and terrorist financing, which improves its international reputation, facilitates trade and strengthens the financial regulatory framework.

Guatemala

In Guatemala, the political scenario continues to be marked by institutional tensions, especially the confrontation between President Arévalo and Attorney General Consuelo Porras, which has generated uncertainty about political stability and the strengthening of the rule of law. This dispute has intensified polarization and raised concerns about the political use of the judicial system.

In addition, the country faces the challenge of renewing key authorities such as the magistrates of the Supreme Electoral Tribunal, the Constitutional Court and the Comptroller General of Accounts, processes that could redefine the political balance towards the 2027 elections. In parallel, the government has struggled to lead strategic sectors such as infrastructure, health, and security.

In the second quarter of 2025, Guatemala is going through a stage of low political-institutional tension. An example of this is the stagnation in the implementation of the Superintendence of Competition. Although Decree 32-2024 Competition Law establishes deadlines for its implementation, Congress has not yet appointed the two members necessary to make up its board of directors, which prevents progress in the election of the Superintendent and in the preparation of the corresponding regulations.

At the regional level, Guatemala has strengthened its cooperation with the U.S. and Taiwan, within the framework of initiatives focused on migration, border security, and limiting Chinese influence in critical infrastructure. As part of these agreements, the country pledged to increase flights of deportees and receive technical and military support. Guatemala seeks to consolidate itself as a reliable ally in issues such as cybersecurity, technology and infrastructure, without compromising its sovereignty or democratic legitimacy.

El Salvador

In the second quarter of 2025, El Salvador made progress in complying with the agreements with the IMF. On June 26, the first review of the agreement under the IMF's Extended Facility (EFF) was carried out, approved in February for a total amount of US$1,400 million, which allowed an immediate disbursement of US$118 million. The IMF confirmed that the country is complying with the commitments made, highlighting advances in fiscal sustainability, financial transparency of state-owned companies and improvements in public procurement. International fiscal and reserve targets were also achieved, and structural reforms in governance and financial resilience continue. By the end of the year, new commitments are expected to be validated, including reforms to the pension system and greater transparency in the use of public funds.

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•Economic and sectoral environment

In the economic sphere, the first half of 2025 confirmed the continuity of the macroeconomic stabilization process at the global level, supported by a gradual improvement in the pace of growth in several developed and emerging economies. At the same time, upside risks to inflation remain relevant, in an environment of high indexation in services prices and higher trade barriers, which could exert inflationary pressures in the second half of the year. In addition, geopolitical conflicts and deteriorating public finances in some regions have contributed to an increase in volatility in international financial markets.

Colombia

The Colombian economy has continued in a phase of macroeconomic stabilization, characterized by greater growth dynamics and declining inflation. Indeed, GDP advanced 2.7% annually in the first quarter of the year, which reinforces our expectation of 2.6% growth in the consolidated 2025 period. At the same time, inflation fell to 4.8% in June, in a gradual process that, in our opinion, would allow the monetary policy target range to be reached by the end of 2026. In line with this behavior, the Bank of the Republic cut its rate once, to 9.25%, from the 9.50% observed at the end of last year. In contrast, the fiscal situation and the environment of international volatility have become the main macroeconomic challenges. On the one hand, the activation of the escape clause of the Fiscal Rule enables the Government to register a fiscal deficit of 7.1% of GDP and a gross debt that, according to our estimates, will exceed 63% of GDP. In addition, the tax revenue projections published in June remain optimistic, so we identify risks of a further deterioration of the fiscal balance. On the other hand, the international context has been dominated by multiple tariff announcements and conflicts in the Middle East, factors that, in our opinion, will continue to generate uncertainty due to their implications on inflation and the trajectory of local monetary policy.

Panama

After the negative shock in 2024 following the closure of the Cobre Panama mine, the economy has exhibited a gradual acceleration in economic growth and for the first quarter of 2025 it showed an annual advance of 5.2%. Despite the disruptions associated with the El Niño phenomenon, there was evidence of a recovery in the operation of the Panama Canal; in addition, there has been a boom in tourism, which helped to compensate for the cessation of mining activity. With respect to prices, the controls applied to food and medicines, together with the reduction in oil prices, have led to negative inflation rates that for June reached -0.4% annually. This trend would begin to correct as global geopolitical tensions exert upward pressures on import and transportation costs. However, the economic outlook presents two significant challenges. First, the relocation of workers dismissed by the Cobre Panama mine could be limited, or even reversed, in the face of the demonstrations presented by the announcement of a cessation of operations by the banana company Chiquita Panama. Second, although the president has expressed his commitment to the consolidation of public finances, this process would face obstacles associated, on the one hand, with low levels of tax collection and, on the other, with the existence of significant rigidities in public spending, such as the annual transfer of close to USD1,000 million to the pension system.

Guatemala

The country has shown one of the best performances in the Central American region in recent years, driven by the solid growth of financial activities and textile exports, as well as by the dynamism generated by the boom in tourism in the commercial and hotel sectors. At the same time, inflation has remained consistently below the Bank of Guatemala's target, due to low international oil prices and the dissipation of supply shocks. Going forward, we expect the economy to maintain a favorable trajectory, as greater investment in infrastructure

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projects and tourism offset the potential reduction in remittance inflows as a result of tighter U.S. immigration policy. In linewith this panorama, the government of President Arévalo has shown a greater willingness to increase spending on infrastructure and social programs, so we estimate that the public administration would provide an additional boost to growth. However, it is important to note that Guatemala has historically been characterized by its fiscal soundness and that, although there are plans to expand spending, we do not anticipate a significant deterioration in public finances in the coming years. Finally, the Bank of Guatemala has indicated that its monetary policy decisions will remain in line with those of the U.S. Federal Reserve, so we only foresee two cuts in its interest rate during 2025, which would take it to 4.00%.

El Salvador

The country's recent outlook has been marked by a slight economic slowdown, attributed to the weakening of the textile sector, whose international demand has been affected in an environment of growing competition from Asian countries in maquila activities. In addition, inflation has shown a downward bias due to the evolution of fuel prices. Going forward, economic performance will be conditioned by several factors: 1) a loss of dynamism in external demand as a result of the slowdown in global growth and the tariff situation; 2) a reduction in remittance flows to the country, as a result of the tightening of U.S. immigration policy and the impositionof a tax on the outflow of transfers, which would translate into lower household consumption; and 3) a more limited space for public spending, to the extent that the Government advances in meeting the fiscal consolidation objectives agreed with the International Monetary Fund. Along these lines, we believe that the fiscal front—which had become the main challenge in the macroeconomic outlook—could show an improvement in the short term, while strengthening the institutional capacity to respond to external shocks. Finally, in terms of prices, we predict that inflation could rebound in the short term as a result of disruptions in world trade; however, this effect would be transitory and would give way to inflation rates close to 1.3% in the medium term.

•Third-Party Risks

The outsourcing of activities within the Grupo Cibest Consolidated involves operational and strategic risks, especially if suppliers do not adequately comply with the contracted services. This situation can affect the achievement of objectives, disrupt operations, and increase exposure to cybersecurity risks, handling confidential information, fraud, and reputation, especially in the face of public or regulatory scrutiny.
During the second quarter of 2025, progress was made in the evaluation plan for critical suppliers, with the aim of strengthening the control environment and improving contracting processes, ensuring effective management of third parties.

•Model Risk

During the second quarter of 2025, key progress was made in consolidating the model risk management framework. The design phase of the Comprehensive Framework for the Validation of Generative AI Models was completed, updating the classification methodology (tiering) of analytical tools by incorporating criteria of impact, robustness, explainability and ethical use; additionally, the general guidelines for model risk management are updated, an annex was created with special guidelines for Generative AI models and specific validation guides and mandatory technical tests were developed, applicable from the second semester. The automation of the validation process was significantly expanded by incorporating additional quantitative modules focused on provisioning and liquidity risk models, with a 30% reduction in average review times compared to the usual standard and strengthening the complete traceability of the process. In addition, an early warning engine was successfully implemented to anticipate deadlines of findings and action plans derived from the independent validation of models, generating proactive alerts aimed at reducing the average time to close. These advances allow the risk profile to be maintained at a moderate level with a stable trend in the face of changes in the environment and in the processes of the Grupo Cibest Consolidated.

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•Cybersecurity and information security risk

As Grupo Cibest Consolidated its business model leveraged on emerging technologies, it is increasingly facing more relevant challenges and risks in terms of cybersecurity and information security. This exposure can generate impacts on the operation of the business, reputational damage or even fraudulent events.

So far in the second quarter of 2025, the construction, disclosure and approval of the technological and cyber risk management policy is highlighted, which will provide a more structured governance and action framework for the identification, measurement, control and monitoring of risk, guaranteeing the confidentiality, integrity and availability of information assets. technology and processes; in addition, it promotes and leverages competitive advantages that enable business objectives.

•Internal Fraud Risk

At Grupo Cibest Consolidated we have declared zero tolerance against fraud in any of its manifestations. To this end, we have an anti-fraud program which seeks to promote an adequate internal control environment with mechanisms to prevent, detect and respond to internal fraud risks in an articulated manner between the different areas involved.

This program is the umbrella in the consolidated Grupo Cibest Consolidated for the management of the risks of fraud in financial reporting, misappropriation of assets and corruption.

•Risk of FTAs and corruption

n the field of money laundering and terrorist financing (FTA) risk management, with the start-up of Grupo Cibest., a risk prevention and management program was adopted, in accordance with applicable regulations, as well as the adoption of national and international standards in the matter, which allow us to: identify, assess and appropriately manage the LAFT risks to which the entity could be exposed.

Compliance risks in our subordinates continue to be managed with a strategic, comprehensive and adaptable vision, guaranteeing a structured and dynamic development that respects the particularities of each business unit, region and entity.

•Risk of External Fraud

During the second quarter of the year, fraud risk management remained a strategic priority for the consolidated Grupo Cibest. Actions have been carried out to strengthen prevention, containment and response models, such as: acceleration in the maturation of engines, optimization of monitoring rules focused on behavior patterns, and the intensification of financial education initiatives on how to use products and channels safely and easily, with emphasis on preventing modalities based on social engineering for customers.

IV.MATERIAL MATTERS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER
The material corporate governance matters presented during the quarter are detailed below.
(i) Remuneration of the Board of Directors

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At the Extraordinary General Shareholders’ Meeting held on June 9, the shareholders approved the remuneration of the Board of Directors as follows:

For directors residing in Colombia, the following fees were established, as applicable:

•Fixed monthly fees for the Board of Directors in the amount of COP $15.500.000
•Fixed monthly fees for participation in Support Committees:
◦Audit and Risk Committees: COP $15.500.000
◦Good Governance and Nomination, Compensation and Development Committees: COP $5.200.000
•Additional compensation for the Chair of the Board of Directors and the Chairs of the Support Committees:
◦Fixed monthly fees for the Chair of the Board of Directors: COP $20.100.000
◦Fixed monthly fees for the Chairs of the Audit and Risk Committees: COP $18.600.000
◦Fixed monthly fees for the Chairs of the Good Governance and Nomination, Compensation and Development Committees: COP $6.200.000

For directors residing abroad, the following fees were approved, as applicable:

•Fixed monthly fees for the Board of Directors in the amount of USD $3.500
•Fixed monthly fees for participation in Support Committees:
◦Audit and Risk Committees: USD $3.500
◦Good Governance and Nomination, Compensation and Development Committees: USD $1.200
•Additional compensation for the Chair of the Board of Directors and the Chairs of the Support Committees:
◦Fixed monthly fees for the Chair of the Board of Directors: USD $4.500
◦Fixed monthly fees for the Chairs of the Audit and Risk Committees: USD $4.100
◦Fixed monthly fees for the Chairs of the Good Governance and Nomination, Compensation and Development Committees: USD $1.400.
Additionally, it was approved to continue recognizing per diem allowances in the amount of two hundred seventy-eight dollars (USD 278) per travel day for in-person attendance at Board or Committee meetings for directors residing abroad. It was also explained that, in accordance with the current policy, 70% of the Board of Directors’ fees are paid in cash and the remaining 30% is paid through a contribution to the Institutional Fund, whose sole investment will be shares of Grupo Cibest S.A., subject to a two-year holding period from the date of contribution.
(ii) Composition and Functioning of the Board of Directors and its Support Committees
Board of Directors
On May 2, an Extraordinary Shareholders’ Meeting of Grupo Cibest was held, during which the following individuals were appointed as Directors:

1.Ricardo Jaramillo Mejía, shareholder-appointed member
2.Juan David Escobar Franco, shareholder-appointed member
3.Andrés Felipe Mejía Cardona, independent member
4.Arturo Condo Tamayo, independent member
5.Luis Fernando Restrepo Echavarría, independent member

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6.Silvina Vatnick, independent member
7.Sylvia Escovar Gómez, independent member

Subsequently, at the Extraordinary Shareholders’ Meeting of Grupo Cibest held on June 9, 2025, the composition of the Board of Directors was modified to appoint the following individuals as members of the Board:

1.Ricardo Jaramillo Mejía, shareholder-appointed member
2.Juan Esteban Toro Franco, shareholder-appointed member
3.Andrés Felipe Mejía Cardona, independent member
4.Nicolás Zapata Zuluaga, independent member
5.Luis Fernando Restrepo Echavarría, non-independent member
6.Silvina Vatnick, independent member
7.Sylvia Escovar Gómez, independent member
Creation of Support Committees

By decision of the Board of Directors, on May 2, the creation of four support committees of the Board of Directors was approved, as follows:

1.Good Governance Committee
2.Nomination, Compensation and Development Committee
3.Audit Committee
4.Risk Committee

Through the material information disclosure mechanism, on June 16, 2025, the market was informed of the election of Luis Fernando Restrepo and Ricardo Jaramillo as Chair and Vice Chair, respectively, of the Board of Directors. Likewise, the new composition of the Support Committees was disclosed as follows:

Good Governance Committee
• Luis Fernando Restrepo Echavarría, President
• Sylvia Escovar Gómez
• Silvina Vatnick

Risk Committee
• Andrés Felipe Mejía Cardona, President
• Silvina Vatnick
• Juan Esteban Toro Valencia

Audit Committee
• Silvina Vatnick, President
• Andrés Felipe Mejía Cardona
• Nicolás Zapata Zuluaga

Nomination, Compensation and Development Committee
• Sylvia Escovar Gómez, President
• Luis Fernando Restrepo Echavarría
• Ricardo Jaramillo Mejía

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Amendment to the Bylaws – Amendment to the Functions of the Board of Directors

On May 12, 2025, the Shareholders’ Meeting amended the bylaws of Grupo Cibest to modify the functions of the Board of Directors (Article 60). The scope of the amendment to the bylaws is set forth below:

"ARTICLE 60. Functions of the Board of Directors. The Board of Directors has sufficient powers to order the performance or conclusion of any act or contract included under the corporate purpose, to make any decisions required for the Company to fulfill its purpose, and, in particular, it will have the following functions in the development of its responsibilities related to governance, senior management, business, control, and the promotion of ethical behavior:
(...)

PARAGRAPH: If a takeover bid is submitted to acquire Company shares, the Board of Directors, fulfilling its duties of diligence and loyalty toward the entity and its shareholders, and in view of its capacity as the parent company of Bancolombia S.A., a systemically important financial institution, may contract impartial third parties to comprehensively analyze and evaluate all the components of the proposal, without limiting itself to economic aspects and including its sources of funding and the capacities of the bidder, including any links to the local and international financial sector. The conclusions of the analysis contracted for consideration by the shareholders will be published to the market so shareholders can consider it when making their decision.

The foregoing is without prejudice to any confidential analyses and evaluations that may be requested by the Board of Directors for its own consideration."

Good Governance Code

The Good Governance Code was adopted on March 25 by decision of the Board of Directors of Grupo Cibest. On June 19, by written vote of the Board of Directors, the Good Governance Code was amended with respect to: (i) the composition of the Good Governance Committee so that it may be chaired by a member who is not independent, and (ii) the composition of the Nomination, Compensation and Development Committee so that it is not required to have a majority of independent members.

Accordingly, Section 3.3 of the Good Governance Code now reads as follows:

"3.3. Support Committees of the Parent Company designated by the Board of Directors
(...)
-Good Governance Committee. The Good Governance Committee of the Parent Company will be composed of a minimum of three (3) members of the Board of Directors, and at least one (1) of them must be independent. The President of the Parent Company will attend permanently. The Legal Vice President General Secretary of the Parent Company will act as Secretary of this Committee. The main task of this Committee is to assist the Board of Directors of the Parent Company and of Bancolombia S.A. in its functions related to the corporate governance of the Parent Company, Bancolombia S.A., and the Group, and in supervising compliance with the corporate governance measures established for the Parent Company, Bancolombia S.A., and the Group in general. The Committee will present reports of its activities to the Board of Directors of the Parent Company and will approve an annual corporate governance report for the general shareholders' meeting of the Company.

- Appointment, Compensation, and Development Commitee. The Appointment, Compensation, and Development Committee of the Parent Company will be composed of a minimum of three (3) members of the Board of Directors and will be chaired by an independent member. The main task of the Committee will be to assist the Board of Directors of the Parent Company and of Bancolombia S.A. in matters related to determining the

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policies and standards for the selection, appointment, hiring, and remuneration of the Senior Management of the Parent Company and the Group, and in general, everything related to the Group’s remuneration model. The Committee will present reports of its activities to the Board of Directors of the Parent Company, and at the request of the Chair of the general shareholders’ meeting, the Chair of the Committee may inform the general shareholders’ meeting about specific aspects of the work carried out by the Committee
(...)"

Regulation for the Election of the Board Members

The Shareholders Meeting of Grupo Cibest, in an extraordinary session held on May 2, 2025, approved the Regulation for the Election of Board Members, which outlines the criteria for independence as well as the disqualifications and incompatibilities that must be considered when electing members of the Board of Directors, in line with the provisions of the Good Governance Code.

(iii) Composition of Senior Management

On April 30, 2025, the Board of Directors of Grupo Cibest removed Camilo Francisco Zarama as President of the Company and appointed Juan Carlos Mora as President. Likewise, the Board of Directors created eight Vice Presidencies which, together with the President, constitute the Company’s Senior Management. The individuals appointed to each Vice Presidency are:

•Mauricio Rosillo Rojas, Executive Vice President of Business
•Jaime Alberto Villegas Gutiérrez, Executive Vice President of Corporate Services
•Rodrigo Prieto Uribe, Executive Vice President of Risk
•Cipriano López González, Executive Vice President of Innovation and Sustainability
•José Mauricio Rodríguez Ríos, Executive Vice President of Audit
•Claudia Echavarría Uribe, Executive Vice President of Legal Affairs and General Secretary
•Julián Mora Gómez, Executive Vice President of Corporate Affairs
•Mauricio Botero Wolff, Executive Vice President of Strategy and Finance

(iv) Description of the Governance Structure and Mechanisms Implemented by the Issuer for Managing Conflicts of Interest

On March 25, 2025, the Board of Directors adopted a Good Governance Code that includes provisions for managing potential conflicts of interest. Additionally, on May 27, 2025, the Board of Directors, following the recommendation of the Audit Committee, adopted a Code of Ethics and Conduct that addresses the management of conflicts of interest for employees.

(v) Description of the Governance Structure and Mechanisms Implemented by the Issuer for Related-Party Transactions

On March 25, 2025, the Board of Directors adopted a Good Governance Code that includes provisions for managing related-party transactions.

(vi) Fees Agreed with the External Auditor for Audit Services and Other Contracted Services

At the Shareholders’ Meeting held on May 2, 2025, the Meeting appointed PwC as External Auditor of Grupo Cibest. The following fees were established:

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For audit appropriations and fees, an amount of up to COP $220,000,000 plus VAT was approved for the year 2025.

Likewise, the Shareholders' Meeting authorized management, with the approval of the Audit Committee and when unforeseen circumstances make it necessary, to make payments for additional services provided by PwC related to the external audit and SOX function, in an amount not exceeding ten percent (10%) of the total annual amount authorized by the Meeting.

Additionally, the Shareholders' Meeting authorized management, with the approval of the Audit Committee, to make payments for additional services provided by PwC related to special projects, in an amount not exceeding six hundred fifty thousand dollars (USD 650,000) plus VAT. The contracting and payment of additional services may take place between 2025 and 2026. The amount in dollars shall be paid at the exchange rate in effect on the date of payment.

(vii) Description of the Governance Structure Adopted by the Issuer to Ensure Equitable Treatment of Investors and Promote Their Participation

On March 25, 2025, the Board of Directors adopted a Good Governance Code that includes measures to ensure equitable treatment of shareholders. Likewise, during the shareholders’ meetings held throughout the year, the Board of Directors implemented measures aimed at guaranteeing equal treatment of all shareholders.

V.MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.

In the second quarter of 2025, there were no material changes in practices, processes, policies, or indicators related to social and environmental criteria.

VI. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION

At the extraordinary shareholders’ meeting of Grupo Cibest, held on June 9, 2025, a share buyback program was approved for common shares, preferred shares without voting rights, and ADRs of Grupo Cibest S.A., up to an amount of one trillion three hundred fifty billion Colombian pesos (COP 1,350,000 million), for a term of up to one year from the approval of the Share Buyback Program Regulation by the Board of Directors. For this program, the shareholders also approved a change in the allocation of a portion of the legal reserve and the creation of a reserve for share buyback.

On July 16, 2025, Grupo Cibest announced the initialization of its share buyback program for common shares, preferred shares without voting rights, and American Depositary Receipts (ADRs) issued by Grupo Cibest. The execution began on July 17, 2025, and will take place in Colombia through the trading systems of the Colombian Stock Exchange facilitated by Valores Bancolombia S.A. Brokerage Firm, and in the United States through an Enhanced Open Market Repurchase executed by Morgan Stanley & Co. LLC.

Additionally, on July 22, 2025, Bancolombia announced its intention to voluntarily delist its 4.875% Subordinated Notes due 2027 (the “2027 Notes”) and 8.625% Subordinated Notes due 2034 (the “2034 Notes,” and together with the 2027 Notes, the “Notes”) from the NYSE. Management is currently carrying out the

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necessary procedures to transfer the listing jurisdiction of the aforementioned Notes to the Singapore Exchange (“SGX”).

VII.GLOSSARY OF TERMS

ADR: American Depositary Shares, or the bank's securities that are listed on the New York Stock Exchange. An ADR represents four preferred shares.
ASG: Environmental, social, and corporate governance, by its initials in Spanish.
Bam: Banco Agromercantil de Guatemala SA.
Bancolombia or the Bannk: Bancolombia S.A.
Bancolombia Consolidated: refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis.
CDT: Certificate of Deposit at Term.
COLCAP: reference index of the stock market of the Colombian Stock Exchange.
COP: Colombian pesos.
DIAN: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.
DJSI: Dow Jones Sustainability Index.
DTF: It is the average interest rate paid by financial institutions for 90-day deposits.
IFC: International Finance Corporation.
Grupo Bancolombia: Refers to the business group made up of Bancolombia S.A. and its subsidiaries on a consolidated basis, which is now referred to as the Grupo Cibest Consolidated.
Grupo Cibest: Refers to Grupo Cibest S.A.
Grupo Cibest Consolidated: Refers to Grupo Cibest S.A., a holding company organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise stated or the context requires a different interpretation.
LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.
Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.
NYSE: New York Stock Exchange.
SARLAFT: Money Laundering and Terrorist Financing Risk Management System, by its initials in Spanish.
Senior Management: President and the Vice Presidents who report directly to the President of Grupo Cibest.
SMMLV: Legal Minimum Monthly Wage in force.
TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.
USD: United States dollars.
UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.
UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.

VIII.    ANNEXES

i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS CIBEST GROUP
ii.CONDENSED SEPARATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST

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Contacts
Mauricio Botero Wolff	Catalina Tobon Rivera
Strategy and Financial Vp	IR Director
Tel.: (57 604) 4040858	Tel: (57 601) 4485950
IR@grupocibest.com.co

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